WOODSIDE

24 October 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside subsidiary extends tender offer for Energy Partners
- Appointment of Acting Chief Financial Officer

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

11/22

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY 20 OCTOBER 2006
4.30PM (WST)

WOODSIDE

MEDIA

ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS

MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE SUBSIDIARY EXTENDS TENDER OFFER FOR ENERGY PARTNERS

ATS Inc., a subsidiary of Woodside Petroleum Ltd., has extended its all cash premium tender offer for the shares of Energy Partners, Ltd.

Attached is a media release issued by ATS.

News Release

ATS EXTENDS ITS ALL CASH PREMIUM TENDER OFFER FOR ENERGY PARTNERS UNTIL OCTOBER 27, 2006

Covington, Louisiana, October 20, 2006—ATS Inc., a subsidiary of Woodside Petroleum Ltd. (ASX: WPL), Australia's largest publicly listed oil and gas company, has extended its all cash tender offer of $23.00 per share (subject to increase to up to $24.00 under certain circumstances) for the shares of Energy Partners, Ltd. (NYSE: EPL).

The ATS offer has been extended to 11:59 pm, New York City time on Friday October 27, 2006, subject to potential further extension at the discretion of ATS.

ATS has filed a preliminary consent statement with the Securities and Exchange Commission (SEC). EPL has set October 17, 2006 as the record date for determining the stockholders entitled to consent to action in writing without a meeting.

Once the consent statement has been declared effective by the SEC, ATS intends to solicit the consent of EPL stockholders to adopt the ATS proposals. The consent of a majority of the outstanding shares held by EPL stockholders is needed to replace all of the existing members of the EPL board with the individuals who will be named in the consent statement.

At the close of business on October 19, 2006 there had been 63,411 shares tendered.

The complete terms and conditions of the offer are set forth in the Offer to Purchase and related Letter of Transmittal, copies of which are available by contacting the Information Agent for the offer, Innisfree M&A Incorporated. Stockholders may call toll-free: (877) 456-3427; banks and brokers may call collect: (212) 750-5833.

Media Contact: Roger Martin
Telephone: 011 61 8 9348 4591

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC: ATS Woodside Petroleum Ltd and Woodside Finance Ltd have filed a preliminary consent statement with the SEC relating to a consent solicitation to remove each of the members of Energy Partners, Ltd.'s board of directors and to elect nominees of ATS to the Energy Partners, Ltd. board of directors. The definitive consent statement will each be mailed to the stockholders of Energy Partners, Ltd. EPL STOCKHOLDERS ARE ADVISED TO READ THE DEFINITIVE CONSENT STATEMENT AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the, preliminary consent statement and when available the definitive consent statement and other relevant documents filed by ATS at the SEC's web site at http://www.sec.gov. The definitive consent statement (when available) and such other documents may also be obtained for free from ATS by directing such requests to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, stockholders call toll-free at (877) 456-3427 (banks and brokers call collect at (212) 750-5833).

ATS, Woodside Finance Ltd, Woodside Petroleum Ltd and their respective directors and executive officers, ATS's director nominees and other persons are participants in the solicitation of consents from stockholders of Energy Partners, Ltd. in respect of the proposed transaction. The identity of and information regarding persons who, under the SEC rules, are considered "participants in the solicitation" of consents from EPL in connection with ATS's consent solicitation are contained in the preliminary consent statement filed with the SEC by ATS, Woodside Petroleum Ltd. and Woodside Finance Ltd.

This press release is for informational purposes only and does not constitute an offer or invitation to purchase nor a solicitation of an offer to sell any securities of EPL. ATS Inc. Woodside Petroleum Ltd. and Woodside Finance Ltd.

have previously filed a Schedule TO with the SEC containing an offer to purchase all of the outstanding shares of common stock of EPL for $23 per share. The tender offer is being made solely by means of the offer to purchase and the exhibits filed with respect thereto (including the related letter of transmittal), which contains the full terms and conditions of the tender offer. Investors and security holders are urged to read the offer to purchase and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the offer to purchase and other relevant documents (including the exhibits to the offer to purchase) at the SEC's Web Site at the address provided above. The offer to purchase and such other documents may also be obtained free of charge from ATS by directing such request to Innisfree M&A Incorporated at the address provided above.

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 24 OCTOBER 2006
1:00PM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

APPOINTMENT OF ACTING CHIEF FINANCIAL OFFICER

Woodside Petroleum Ltd. has appointed Mark Chatterji to the position of Acting Chief Financial Officer, effective from 1 November 2006.

Mr Chatterji is currently Director, Commercial at Woodside. Mr Chatterji will replace Ross Carroll who, as previously announced, will leave Woodside on 31 October 2006.

An internal and external search is being conducted for a permanent appointment.